[Letterhead of Latham & Watkins LLP]

February 7, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen J. Pinkerton
Geoffrey Ossias
Linda Van Doorn
Matthew Maulbeck

Re:	Host Marriott Corporation (“Host” or the “Registrant”)
Amendment No. 1 to Registration Statement on Form S-4
Filed January 18, 2006
File No. 333-130249

Annual Report on Form 10-K
Filed March 1, 2005
File No. 001-14625

Annual Report on Form 10-K
Filed March 1, 2005
File No. 001-14625

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”)
Starwood Hotels & Resorts (“Starwood Trust”)
Annual Report on Form 10-K
Filed March 4, 2005
File No. 333-73069

Dear Ms. Van Doorn and Messrs. Pinkerton, Ossias and Maulbeck:

On behalf of Host, Starwood and Starwood Trust, we are submitting this letter in response to the Staff’s comments concerning the S-4 and the other SEC reports referenced above as set forth in its letter dated January 30, 2006 (the “Comment Letter”), contemporaneously with the Registrant’s filing of Amendment No. 2 to the S-4. Enclosed please find five clean copies and five marked copies of Amendment No. 2 to the S-4 as filed.

The responses to the Staff’s comments relating to the S-4 have been prepared based on information provided to us by Host, Starwood, Starwood Trust and Sidley Austin LLP, counsel to Starwood and Starwood Trust, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. and their respective counsel. The responses to the Staff’s comments relating to Host’s SEC reports have been prepared by us based on information provided to us by Host. Finally, the responses to the Staff’s comments relating to Starwood’s and Starwood Trust’s SEC filings have been prepared by Starwood and its counsel and provided to us for inclusion in this response letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments concerning the S-4, the Registrant’s periodic and current reports and Starwood’s and Starwood Trust’s periodic reports in italics immediately above the responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the S-4 or the relevant periodic or current report to which the comment relates.

Securities and Exchange Commission

February 7, 2006

The responses to the Staff’s comments set forth in the Comment Letter are as follows:

Host Marriott Corporation Form S-4

General

1.	We note your response to prior comment 1. Please include this information in the summary.

The Registrant has revised the disclosure on page 7 to include the requested information.

2.	Please provide us with copies of any graphics or photographs that you intend to use as part of the proxy statement/prospectus.

The Registrant does not intend to use any graphics or photographs as part of the proxy statement/prospectus.

Summary, page 1

3.	Where relevant, please discuss in more detail changes in your brand mix and relative international weight as a result of the proposed transaction. We note that this kind of information was discussed in some detail in your November 14, 2005 conference call.

The Registrant has added the requested disclosure on pages 3 and 4. The Registration notes that the list of acquired hotels beginning on page 46 includes the applicable brand, location and number of rooms for each hotel.

Consideration for the Transactions, page 2

4.	On page 3, please describe in more detail the events that could trigger preferred purchase rights (i.e., what percentage of your outstanding shares must be subject to purchase by third parties). Also, please describe briefly the preferred benefits.

The Registrant has revised the disclosure on page 3 to include the requested information.

Opinion of Host Financial Advisors…, page 3

5.	We note your response to prior comment 16 and reissue that part of the comment seeking disclosure of the potential conflict of interest arising from the fact that neither of the advisors who have passed on the fairness of this transaction would receive a fee in the event the transaction were to be terminated. The recent decision of the Delaware Court of Chancery referred to by you does not appear to be relevant to this matter, in part because neither Host nor Starwood is a Delaware corporation.

The Registrant submits that the disclosure in the S-4, including as revised in response to the Staff’s prior comment 16, fully responds to the requirements of Item 1015(b)(4) of Regulation M-A (as required pursuant to Item 4(b) of Form S-4) to describe “any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship . .. .” Pages 4, 67, 68 and 73 include disclosure of, not only the scope of these relationships and the amount of related compensation, but with respect to the compensation payable in connection with this transaction, the contingent nature of that compensation. The Registrant does not believe any other material information regarding the fees is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The requested disclosure appears to be a conclusion reached based on information disclosed in the S-4, i.e. that the contingent

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February 7, 2006

nature of the fee constitutes a conflict of interest. While the Registrant does not agree with such a conclusion with respect to the perceived conflict of interest, the relevant facts on which a shareholder would, if it did, base its own conclusion to that effect are clearly stated.

While the Staff correctly notes the Registrant is not a Delaware corporation, the Registrant is not aware of applicable Maryland precedent and agrees with the position taken by the Delaware Court of Chancery in the previously cited Toys R’ Us decision, i.e. that, including due to serious reputational interests of institutions like the financial advisors in this transaction, there is no basis to conclude the potential fees paid to the financial advisors influenced their advice to the boards of the Registrant and Starwood, respectively. The Registrant further notes that Maryland, and many other states, have frequently looked to Delaware precedents in this area of the law.

The disclosure of information regarding relationships, rather than requirements to characterize a relationship as a conflict of interest, is also consistent with other SEC disclosure requirements, such as Item 5 of Schedule 14A and Item 404 of Regulation S-K. In addition, the Registrant notes that its current disclosure with respect to the financial advisor fees is consistent with the NASD’s proposed rule change to address disclosures and procedures concerning the issuance of fairness opinions, as filed with the SEC in the NASD’s Form 19b-4 filed on June 22, 2005. In that filing, the NASD notes that it changed its initial proposal, which contemplated disclosure of “material conflicts of interest”, after considering comments taking issue with the conclusory term “conflict of interest”. In fact, the NASD emphasizes that its changed proposal to focus on “material relationships” rather than “conflicts of interest” is consistent with SEC requirements. The Registrant further notes that Amendments 1 and 2 to such Form 19b-4, filed on November 30, 2005 and January 25, 2006, respectively, reflect comments from the Staff and do not appear to have altered the NASD’s approach to this disclosure, other than to provide that the specific amount of the fees need not be disclosed.

For the reasons stated above, the Registrant respectfully submits that the S-4, with the revisions already made in response to the Staff’s request, adequately informs shareholders of the material information regarding the financial advisors’ fees, and that no additional information regarding a perceived conflict of interest is appropriate or required.

Relationship of Host and Starwood Following…, page 9

6.	Please revise to describe generally the length of these agreements, the transfer restrictions they entail, key payment terms (including operating, license and incentive fees), and reserve terms (including any short-term capital expenditure commitments beyond those normally contemplated). Also, please disclose, if true, that these agreements were structured to be comparable in terms to your management agreements with Marriott.

The Registrant has revised the document on page 9 to include the requested disclosure.

Selected Unaudited Pro Forma Financial Data, page 14

7.	Please revise note 1 on page 15 to provide a more detailed description of the differences between the pro forma financials and the historical financials of Host and Starwood, presented on page 11 and 13. In revising this disclosure, it may be helpful to provide individual notes explaining the assumptions underlying apparent differences in revenue, assets and debt. Also, where you represent that Host does not intend to sell any of the properties to be acquired to finance the acquisition, please describe your intention to sell joint venture interests in the European assets.

The Registrant has revised the disclosure on page 15 to include the requested description.

Securities and Exchange Commission

February 7, 2006

The Transactions, page 46

8.	We note your response to prior comment 13. When available, please disclose the purchase price of each asset.

The Registrant believes that the amount of the purchase price allocated to each asset, which has been supplementally provided to the Staff in Schedule 10.1(e) to the master agreement, is competitively sensitive information that is not material to investors unless a material change is being made to the asset mix of the transactions. In a portfolio transaction of this type, the Registrant believes that disclosure of the amount of the purchase price allocated to each asset would provide market data which could be used to compete with the Registrant in future acquisitions of other assets, particularly with respect to assets located in the same markets in which the acquired Starwood assets are located. In addition, asset-specific data could detrimentally affect the Registrant’s ability to subsequently sell in the future any of the assets to be acquired from Starwood in the transactions. In addition, disclosure of this information would be inconsistent with the Registrant’s longstanding policy, which it believes conforms to industry practice, of not disclosing the net asset values of its individual hotels. Accordingly, the Registrant does not believe disclosure of these amounts is appropriate. As disclosed on page 7, in response to the Staff’s comment #1, the Registrant will disclose, in the proxy statement/prospectus, or after the registration statement is effective in a supplement thereto, any material changes in the price or asset mix prior to the vote of the Registrant’s stockholders – and the Registrant will re-solicit its shareholders if such a change occurs following the Registrant’s shareholder vote.

9.	We note your response to prior comment 22. Please tell us where you describe the properties to be disposed by you in the like-kind exchange described briefly on page 48.

The Registrant has not yet disclosed the identity of the properties to be disposed by it in the like-kind exchanges. However, the Registrant has entered into a contract to dispose of one of its existing properties, the proceeds from which will constitute approximately 75% of the total value of like-kind exchanges contemplated to occur as part of the transactions. The Registrant anticipates that contingencies in this contract will be satisfied by the end of this week, in which case the Registrant will update the disclosure accordingly. None of the properties to be acquired from Starwood in the transactions will be sold in the like-kind exchanges contemplated to occur as part of the transactions.

Recommendation of Host’s Board…, page 57

10.	We note your response to prior comment 32 and continue to believe that specific financial projections shared with your investors, for instance in the course of your November 14, 2005 conference call, are relevant to a description of the factors considered by the board in making its recommendation. In this regard, please revise your discussion of the board’s recommendation, beginning on page 58, to include the following:

•	that the acquired properties will be accretive to earnings on an annualized basis (including the estimated amount per share); and

•	that the portfolio is being acquired for a multiple of 2006 EBITDA that represents a discount to your own (including quantification of the relevant estimates).

In response to the Staff’s request, the Registrant has added disclosure on page 59 to provide quantification of the relevant estimates. The Registrant notes that the material factor in the board decision with respect to the estimates at issue was, rather than the specific forecast, the relationship of each forecast to the applicable benchmark, i.e. whether or not the transaction was accretive to FFO per

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February 7, 2006

diluted share or whether or not the EBITDA multiple for the portfolio was less than the EBITDA multiple for Host. Accordingly, the Registrant believes that the disclosure added on page 59 provides the requested information while maintaining the focus of the bullet points on the material factors considered.

11.	We note your response to prior comment 31. Where relevant, please explain briefly how you calculate total enterprise value.

The Registrant has revised the disclosure on page 58 to include the method by which total enterprise value is calculated.

Relationship of Host and Starwood Following…, page 113

FF&E and Capital Expenditures, page 114

12.	We note your response to prior comment 58. For both the case of when the escrow funds are controlled by the lender as well as when the funds are recorded by the company as “furniture, fixtures and equipment reserve fund,” clarify the following:

•	how these amounts are recorded in the statement of operations and the balance sheet as the amounts are received from tenants and as the expenditures for furniture, fixtures and equipment are made and the basis for the accounting treatment;

•	how amounts received in excess of expenditures are accounted for and the basis for that accounting treatment;

•	whether the company has discretion on the amount of expenditures to be made with either the funds controlled by the lender or those received directly from tenants, and if so, how that affects the reporting of the amounts received in the statement of operations and the basis for the accounting treatment; and

•	how the amounts received and expended are recorded in the statement of cash flows and the basis for that accounting treatment.

The Registrant engages third party mangers, such as Starwood, to operate its hotel properties. The management agreements typically require that 5% of gross revenues be escrowed for future routine capital expenditures, such as renewal and replacements of furniture, fixtures and equipment, as well as certain other large projects. These amounts represent a portion of the cash flows generated by the Registrant’s properties that will be used to maintain or enhance the property in the future. As discussed with the Staff, since the Registrant does not have third-party tenants for its full-service hotels, the Registrant does not record contributions to furniture, fixtures and equipment reserve funds, whether they are held by a lender, manager or by the Registrant, in the statement of operations. Contributions are recorded in the furniture, fixtures and equipment replacement fund or in restricted cash (if held by the lender) on the balance sheet. When funds are expended from the reserves, the amount is capitalized to property and equipment and recorded as a capital expenditure in the Registrant’s statement of cash flows.

Under the Registrant’s management agreements, the Registrant typically has approval rights with respect to the utilization of these funds, except in the case of a life/safety situation. The Registrant’s debt agreements typically do not impose restrictions on its use of the funds held by a lender. The lender considers any amounts remaining in an escrow fund held by them as additional collateral in a default situation.

Securities and Exchange Commission

February 7, 2006

Growth Plan, page 115

13.	Please identify hotels where the license may be at risk and explain why.

The Registrant has revised the disclosure on page 115 to clarify the meaning of “at risk” licenses. This concept applies to hotels owned by third parties that Starwood may identify to the Registrant from time to time after the completion of the transactions.

Material Federal Income Tax Considerations to Holders of Shares of Host Common Stock, page 120

14.	Please disclose that you have received a tax opinion from counsel regarding your status as a REIT, identifying counsel,

The Registrant has revised the disclosure on page 121 to include the requested information.

Exhibits

15.	We have reviewed your response to prior comment 68. Please advise us as to whether you anticipate executing definitive agreements prior to effectiveness. If not, please tell us why the commitment letters would not be considered material agreements.

The Registrant is working with the banks who signed the commitment letters to complete definitive agreements with respect to the bridge loan facility, but the Registrant expects that these agreements will not be completed prior to the effectiveness. Once the definitive agreements are entered into, the Registrant will timely file the appropriate disclosure in, and intends to attach the material definitive agreements as exhibits to, a Form 8-K.

The Registrant has disclosed, beginning on page 74, the material terms of the bridge loan facility contemplated by the commitment letters, in addition to the potential alternative sources of financing the Registrant is pursuing for the transactions. Consequently, the Registrant respectively submits that filing of the actual commitment letters is not necessary to provide shareholders with appropriate disclosure regarding the Registrant’s financing alternatives, irrespective of whether the definitive material agreements have been executed prior to effectiveness of the S-4.

16.	Please confirm that you will file updated consents of Goldman Sachs and Bear Stearns with each amendment.

The Registrant has filed updated Goldman Sachs and Bear Stearns consents as exhibits to the amended S-4 and will do so with any other amendments.

Host Marriott Corporation Form 10-K for the year ended December 31, 2004

Note 1. Summary of Significant Accounting Policies, pages 84-89

Property and equipment, pages 85-86

Securities and Exchange Commission

February 7, 2006

17.	We have read and considered your response to comment 77 and request that this clarification of your accounting policy be included in future filings in your description of critical accounting policies and in the summary of significant accounting policies.

The Registrant notes the Staff’s request and will add this clarification of its accounting policy in future filings.

Starwood Hotels & Resorts Form 10-K for the year ended December 31, 2004

Note 2 – Significant Accounting Policies, pages F-11 – F-20

Assets Held for Sale, page F-12

18.	We have read and considered your response to comment 79 and request that this clarification of your accounting policy be included in future filings in your description of critical accounting policies and in the summary of significant accounting policies.

Starwood has informed the Registrant that it will add this clarification of its accounting policy in future filings.

Note 4. Gain (Loss) on Asset Disposition & Impairments, Net, page F-21

19.	We note your response to comment 81. With respect to the $33 million net loss reported in continuing operations, please provide us with a detailed analysis explaining why the various components of this net loss did not qualify for discontinued operations treatment under paragraphs 41 & 42 of SFAS 144.

Response from Starwood

For Starwood, a hotel is the lowest level at which the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Therefore each hotel is a component.

The following summarizes the items which aggregate to the $33 million net loss:

Sale of the Sheraton Russell – Starwood recognized a gain of $13 million associated with this sale. This hotel was sold subject to an agreement that the new owner would lease it back to Starwood for a year (through December 2005) and Starwood would continue to operate the hotel and recognize the revenues and expenses of the hotel. Therefore, the ongoing operations of the entity as a result of the disposal transaction had not been eliminated and the sale did not qualify as a discontinued operation in accordance with paragraph 42 of SFAS 144. Starwood did not defer the gain on the sale leaseback of this hotel as the lease was only for one year and there was not a long-term management contract associated with this sale.

Sale of the Sheraton Denver Tech Center – Starwood recognized a $17 million loss associated with this sale. Starwood signed a definitive agreement to sell this hotel in 2004. The operations and cash flows of the component were eliminated from the ongoing operations of the entity as a result of the disposal transaction; however, upon the sale Starwood entered into a long-term franchise contract with the new owner. Therefore, Starwood still has significant continuing involvement in the operations of the component (as provided in SFAS 144 Example 13 A27), and the hotel did not qualify as a discontinued operation in accordance with paragraphs 41 and 42 of SFAS 144.

Securities and Exchange Commission

February 7, 2006

Three investments, primarily in bonds and securities which were accounted for under either the cost or equity method of accounting, were impaired for a total loss of $22 million. Starwood does not consider these types of investments to be components as described in paragraph 41 of SFAS 144 and therefore they do not qualify for discontinued operations treatment under paragraph 41 of SFAS 144.

The remaining $7 million of losses primarily consists of several adjustments to increase the gain or loss on the sale of hotels that were consummated in the prior years. The historical operating results from these hotels were not significant individually or in the aggregate. Starwood has evaluated the results of these hotels in the periods presented in accordance with SAB 103 and based on this analysis Starwood determined that a restatement of its historical financial statements for these hotels was not required. In future periods Starwood will continue to evaluate hotel sales to determine if the historical operating results either individually or in the aggregate are material to operating results of Starwood.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277.

Very truly yours,

/s/ Scott. C. Herlihy

Scott C. Herlihy

cc:	Elizabeth A. Abdoo, Esq.
Michael Gordon, Esq.